

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

Marco Prete
Chief Executive Officer
Prime Acquisition Corp.
6369 Mill Street, Suite 205
Rhinebeck, NY 12572

Re: Prime Acquisition Corp.
Form 20-F
Filed October 4, 2013
File No. 001-35105

Dear Mr. Prete:

We issued comments to you on the above captioned filing on October 22, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 27, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3386 if you have any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel